Exhibit 99.1

Exhibit 99.1 – News Release

Ritchie Bros. reports first quarter 2015 results

•	Q1 2015 net earnings of $23.6 million; diluted EPS of $0.22
•	65% increase in net earnings from year ago quarter; new first quarter earnings record
•	17% increase in revenue; new first quarter revenue record
•	24% increase in revenue adjusted for constant currency
•	12.10% revenue rate, achieved through strong performance of underwritten business
•	62% increase in operating free cash flow from year ago quarter, on a 12-month rolling basis
•	$62+ million returned to shareholders during the quarter through dividends and share repurchases

(All figures are presented in U.S. dollars)

VANCOUVER, May 7, 2015 – Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the “Company” or “Ritchie Bros.”) reports results for the three months ended March 31, 2015. During the quarter, the Company generated $115.6 million of revenue, a 17% increase compared to revenue of $98.6 million in the first quarter last year, and net earnings[1] of $23.6 million, an increase of 65% compared to net earnings of $14.3 million in the first quarter last year. Diluted earnings per share1 (“EPS”) were $0.22, a 65% increase compared to $0.13 in the same quarter last year.

“I am very pleased with our team’s performance during the first quarter, with strong year-on-year growth in revenue, earnings, operating free cash flow and return on net assets; and am especially encouraged by our strong results in Canada and the U.S., our two priority markets.  The 12.1% revenue rate we achieved during the quarter was supported by the excellent performance of our underwritten contracts,” said Ravi Saligram, Chief Executive Officer.  “It is clear that our team is laser-focused on executing our new strategy and demonstrating the value of our services to our customers. This momentum has continued to build in the second quarter, as evidenced by the April Edmonton auction, which generated the most revenue for a single auction in Ritchie Bros. history.”

Income statement scorecard

(in U.S. $ millions, except EPS)	Three months ended March 31,
	2015	2014	Better/ (Worse)
GAP (1)	$955.6	$855.4	12%
Revenues	$115.6	$98.6	17%
Revenue Rate (2)	12.10%	11.53%	57 bps
Adjusted Operating Income (3)	$29.6	$17.7	67%
Adjusted Operating Income Margin (3)	25.6%	18.0%	766 bps
Diluted EPS (4)	$0.22	$0.13	65%

1 See “Endnotes” (4) with respect to the presentation of net earnings and diluted EPS.

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Balance sheet scorecard

(in U.S. $ millions)	12 months ended March 31,
	2015		2014		Better/ (Worse)
Operating Free Cash Flow (5)	$164.4		$101.4		62%
Working Capital Intensity (6)	-27.8%		-25.9%		182 bps
CAPEX Intensity (7)	4.9%		8.2%		329 bps
RONA (4),(8)	21.1%		17.6%		348 bps
Debt/Adjusted EBITDA (9)	0.6	x	0.9	x	0.3	x

Refer to “Endnotes” below for a description of endnotes (1) to (9) referenced in the table above.

“We returned $62.6 million to shareholders in the form of dividends and share buybacks during the first quarter – a demonstration of our capital allocation strategy. Our primary objective with the repurchase program was to mitigate the dilutive effects of options and to achieve this, a total of 1.9 million shares were repurchased and cancelled during the quarter,” said Rob McLeod, Chief Financial Officer, Ritchie Bros. Auctioneers.

“We’re very pleased with the 67% increase in operating income during the first quarter, which speaks to the strength of our core auction business and the improved performance of EquipmentOne. Our first quarter net earnings benefitted from foreign exchange gains related to the revaluation and settlement of foreign-denominated monetary assets and liabilities held by subsidiaries, which was offset by a higher tax rate in Q1 2015 compared to Q1 2014. On a 12-month rolling basis, operating free cash flow improved 62% demonstrating our strong cash-generating capability.”

Income statement scorecard analysis

For the three months ended March 31, 2015

Gross Auction Proceeds (“GAP”)[2] were $955.6 million for the first quarter of 2015, a quarterly record and a 12% increase compared to the first quarter of 2014. EquipmentOne, the Company’s online equipment marketplace, contributed $21.8 million of gross transaction value (“GTV”) to GAP in the first quarter of 2015 compared to $18.3 million in the first quarter of 2014. GAP for the first quarter of 2015 would have been $52.9 million higher, or an additional 6% increase, if foreign exchange rates had remained consistent with those in the same period last year.

Revenue grew 17% during the first quarter of 2015 to $115.6 million, compared to $98.6 million in the first quarter of 2014, as a result of the record GAP and higher revenue rate achieved in the first quarter this year. Revenue would have been $6.7 million higher, or an additional 6% increase, if foreign exchange rates had remained consistent with those in the same period last year.

The Revenue Rate was 12.10% in the first quarter of 2015, compared to 11.53% in the first quarter of 2014. The increase in the Revenue Rate is primarily due to the performance of the Company’s underwritten business, which is comprised of guarantee and inventory contracts, consistent with the Company’s strategic focus on this business. The volume of underwritten business increased to 32% during the first quarter of 2015 compared to 24% for the same period in 2014.

Adjusted3 Operating Income grew 67% during the first quarter of 2015 to $29.6 million, compared to $17.7 million in the first quarter of 2014. This increase is due to revenue growth significantly outpacing the growth of selling, general and administrative (“SG&A”) expenses. Adjusted Operating Income would have been $0.6 million higher, or an additional 2% increase, if foreign exchange rates had remained consistent with those in the same period last year.

2 See “Endnotes” (1) and “Non-GAAP Measures” below for a description of these non-GAAP measures.

3 There were no adjusting items in the first quarter of 2015 or the first quarter of 2014.

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Adjusted3 Operating Income Margin was 25.6% for the first quarter of 2015, 766 basis points higher than 18.0% for the same period last year, primarily due to revenues increasing at a rate higher than SG&A expenses.

Diluted EPS for the first quarter of 2015 was $0.22 per diluted share, a 65% increase compared to the first quarter of 2014. The increase was driven by GAP, revenue and revenue rate growth during the quarter, compared to the same period last year, and other income items, offset slightly by an increase in SG&A expenses and a higher tax rate during the first quarter of 2015 compared to the same period in 2014.

Balance sheet scorecard analysis

For the 12 months ended March 31, 2015

Operating Free Cash Flow increased 62% to $164.4 million during the 12 months ended March 31, 2015 compared to $101.4 million during the 12 months ended March 31, 2014. This increase is the result of more cash generated by operating activities and less capital spending during the 12 months ended March 31, 2015 compared to the same period ended in 2014.

Working Capital Intensity was -27.8% for the 12 months ended March 31, 2015, an improvement of 182 basis points from -25.9% for the 12 months ended March 31, 2014. This improvement in Working Capital Intensity is the result of increased revenues and decreased Quick Operating Working Capital during the 12 months ended March 31, 2015 compared to the same period ended in 2014. The decrease Quick Operating Working Capital is primarily the result of decreases in advances against auction contracts and inventory balances. Working Capital Intensity will fluctuate most significantly based on the timing and size of auctions just prior to each period end. The fact that the Company’s Working Capital Intensity is negative highlights the minimal amount of working capital required to run the business.

CAPEX Intensity was 4.9% for the 12 months ended March 31, 2015, a decrease of 329 basis points from 8.2% for the 12 months ended March 31, 2014. This 40% decrease is due primarily to a decrease in Net Capital Spending. Additionally, revenue increased $34.2 million, or 7%, during the 12 months ended March 31, 2015 compared to the same period ended in 2014.

Return on Net Assets (“RONA”) for the 12 months ended March 31, 2015 was 21.1%, an increase of 348 basis points compared to 17.6% in the 12 months ended March 31, 2014. This increase was the result of an increase in Net Operating Profit After Tax combined with a decrease in Adjusted Net Assets. The decrease in Adjusted Net Assets was driven by foreign exchange effects on non-U.S. dollar denominated assets and a decrease in current liabilities.

Debt/Adjusted3 EBITDA decreased to 0.6x for the 12 months ended March 31, 2015 compared to 0.9x for the 12 months ended March 31, 2014. The Company achieved a 13% increase in Adjusted EBITDA with a lower level of borrowings as at March 31, 2015 compared to March 31, 2014.

Dividend information

Quarterly dividend

The Company declares a quarterly cash dividend of $0.14 per common share payable on June 19, 2015 to shareholders of record on May 29, 2015.

Operational Highlights

Sales team growth

The Company added one net new Territory Manager (“TM”) to its sales team during the first quarter of 2015 for a total of 308 TMs as of March 31, 2015, and increase of 7%, or 21 TMs, compared to March 31, 2014.

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Online statistics

During the first quarter of 2015, the Company attracted record first quarter online bidder registrations and sold approximately $405.7 million of equipment, trucks and other assets to online auction bidders and EquipmentOne customers. This represents a 27% increase over the first quarter of 2014 and a first quarter online sales record.

Auction activity

During the first quarter of 2015, Ritchie Bros. conducted 40 unreserved industrial auctions in 12 countries throughout North America, Europe, the Middle East, Australia, and Asia. Highlights during the quarter include:

•	At the March 25, 2015 Casper, Wyoming auction, the Company sold over US$54 million of assets on behalf of one owner. This was the largest single-owner auction in Ritchie Bros.’ history and one of the largest underwritten transactions the Company has completed. 78% of the equipment sold at the auction went to buyers outside the state of Wyoming, demonstrating the reach of Ritchie Bros.’ auction platform.

•	At the March 18 – 19, 2015 Montreal, Quebec auction, the Company sold over CAD$44 million of assets on behalf of consignors – the largest Montreal auction in Company history.

•	At the March 4 – 5, 2015 Fort Worth, Texas auction, Ritchie Bros. sold over US$47 million of assets on behalf of consignors.

•	At the February 25 – 26, 2015 Edmonton, Alberta auction, the Company sold over CAD$84 million of assets on behalf of consignors.

•	At the February 16 – 20, 2015 Orlando, Florida auction, Ritchie Bros. sold more than US$179 million of assets, including $66 million of equipment to online buyers participating in the live auction.

•	At the February 11 – 12, 2015 Houston, Texas auction, the Company sold over US$42 million of assets on behalf of consignors

There are currently 90 unreserved auctions on the 2015 Ritchie Bros. auction calendar at www.rbauction.com, including auctions in North America, Central America, Europe, the Middle East, Australia, and Asia.

Corporate Developments

Share repurchase program

On February 26, 2015, Ritchie Bros. received TSX approval for a Normal Course Issuer Bid (share repurchase program). Following TSX approval, the Company repurchased 1.9 million common shares during the first quarter, with an aggregate value of $47.5 million. All 1.9 million shares have since been cancelled. The Company’s share repurchase program is aimed primarily at offsetting dilution from vesting options.

Management update

On May 4, 2015, the Company was pleased to announce the appointment of Terry Dolan as President, United States and Latin America. Mr. Dolan will be based out of Chicago, and is expected join Ritchie Bros. on May 20, 2015. Mr. Dolan has held numerous leadership roles, most recently at Generac, where he was Executive Vice President, Global Commercial and Industrial Products.

On March 30, 2015, the Company announced Steve Simpson, Chief Sales Officer, Global Key Accounts, would be resigning to pursue new opportunities. On January 9, 2015, the Company announced the appointment of Todd Wohler as Chief Human Resources Officer.

Q1 2015 Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended March 31, 2015, at 8:00 am Pacific time / 11:00 am Eastern time / 4:00 pm GMT on May 8, 2015. A replay will be available shortly after the call.

Conference call and webcast details are available at the following link:

http://www.rbauction.com/investors

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Endnotes

(1)	GAP is a non-GAAP measure that represents the total proceeds from all items sold at the Company’s auctions and the GTV sold through the Company’s online marketplaces. GTV is a non-GAAP measure that represents total proceeds from all items sold at the Company’s online marketplaces and is a component of the Company’s GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to the Company’s online marketplace transactions. The Company believes that the most directly comparable measure to GAP and GTV is revenues as presented in its unaudited condensed consolidated interim financial statements. GAP and GTV are not measures of the Company’s financial performance, liquidity or revenue, and are not presented in its consolidated income statements. The Company believes that comparing GAP and GTV for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period.

(2)	Revenue Rate is a non-GAAP measure that is reconciled to the Company’s unaudited condensed consolidated interim financial statements by dividing revenues by GAP, and is discussed further under “Non-GAAP Measures”. The Company believes that comparing Revenue Rate for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period.

(3)	Adjusted Operating Income and Adjusted Operating Income Margin are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Adjusted Operating Income for different financial periods provides useful information about the growth or decline of net earnings for the relevant financial period, and eliminates the financial impact of items the Company does not consider to be part of normal operating results. The Company believes that comparing Adjusted Operating Income Margin for different financial periods is the best indicator of how efficiently the Company translates revenue into pre-tax profit. The Company calculates Adjusted Operating Income as earnings from operations excluding the pre-tax effects of significant non-recurring items such as severance, management reorganization, excess property sales, impairment losses and certain other items, which the Company refers to as ‘adjusting items’. The Company calculates Adjusted Operating Income Margin as Adjusted Operating Income divided by revenues.

(4)	Figures presented include only the results attributable to the Company’s 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in the Company’s audited annual consolidated financial statements.

(5)	Operating Free Cash Flow is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. Due to the seasonality of the business, the Company believes that comparing Operating Free Cash Flow on a 12-month rolling basis provides an effective measure of the cash generated by the Company’s business and provides useful information regarding cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction. The Company calculates Operating Free Cash Flow as cash generated by operating activities, less cash flows used in property, plant and equipment and intangible asset additions, plus proceeds on disposition of property, plant and equipment.

(6)	Working Capital Intensity and Quick Operating Working Capital are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Working Capital Intensity on a 12-month rolling basis is the best indicator of how efficiently the Company converts revenue into cash. The lower the percentage, the faster revenues are converted into cash. The Company calculates Working Capital Intensity as Quick Operating Working Capital divided by revenues. Quick Operating Working Capital is calculated as trade and other receivables, plus inventory and advances against auction contracts, less auction proceeds payable and trade payables.

(7)	CAPEX Intensity and Net Capital Spending are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing CAPEX Intensity on a 12-month rolling basis provides more useful information as to the amount of capital expenditure that is required by the Company to generate revenues. The Company calculates CAPEX Intensity as Net Capital Spending divided by revenues. Net Capital Spending is calculated as cash flows used in property, plant and equipment and intangible asset additions, net of proceeds on disposition of property, plant and equipment.

(8)	RONA, Net Operating Profit After Tax and Adjusted Net Assets are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing RONA on a 12-month rolling basis is the best indicator of the after-tax return generated by net assets employed in the business. The Company calculates RONA as Net Operating Profit After Tax divided by Adjusted Net Assets. Net Operating Profit After Tax is calculated by adding after-tax finance costs back to net earnings attributable to equity holders of the parent as reported in the consolidated income statements. Adjusted Net Assets are calculated as total assets less cash and cash equivalents and current liabilities as reported on the consolidated balance sheets.

(9)	Debt/Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA and Adjusted Earnings from Operations are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Debt/Adjusted EBIDTA on a 12-month rolling basis is the best indicator of the Company’s leverage. Debt/Adjusted EBITDA presents debt as a multiple of adjusted EBITDA and is calculated by dividing debt by Adjusted EBITDA. Debt consists of total current and non-current borrowings. Adjusted EBITDA is calculated by adding back depreciation and amortization expenses to Adjusted Earnings from Operations. Adjusted Earnings from Operations represent earnings from operations excluding the pre- tax effects of adjusting items.

Non-GAAP Measures

The Company makes reference to various non-GAAP performance measures throughout this news release. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. In particular, the Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance.

The Company believes that revenues and certain other line items are best understood by considering their relationship to GAP and GTV.

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Revenues are earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

Please refer to the appendix of this news release for a reconciliation of the other non-GAAP measures presented herein to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements. The appendix to this news release is available at the following link:

http://www.rbauction.com/investors/securities-filings

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at www.rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at www.EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (www.rbauctionfinance.com). Ritchie Bros. has operations in 19 countries, including 44 auction sites worldwide. Learn more at www.RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future financial and operational results, including growth prospects and potential; shareholder returns; payment of dividends; completion of additional share repurchases; and the addition of key management personnel. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; market reaction to oil and gas industry changes; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, available on the SEC, SEDAR and Company websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

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Selected Consolidated Financial Information

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31,	2015	2014
Gross auction proceeds	$955,561	$855,377
Revenues	$115,618	$98,588
Direct expenses	11,609	10,300
	104,009	88,288
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	63,756	59,972
Depreciation and amortization	10,616	10,597
	74,372	70,569
Earnings from operations	$29,637	$17,719
Other income:
Foreign exchange gain	3,207	1,291
Gain on disposition of property, plant and equipment	175	71
Other income	1,439	807
	4,821	2,169
Finance income (costs):
Finance income	847	508
Finance costs	(1,269)	(1,419)
	(422)	(911)
Earnings before income taxes	$34,036	$18,977
Income taxes	10,115	4,459
Net earnings	$23,921	$14,518
Net earnings attributable to:
Equity holders of the parent	23,588	14,257
Non-controlling interest	333	261
	$23,921	$14,518
Net earnings per share attributable to equity holders of the parent:
Basic EPS	$0.22	$0.13
Diluted EPS	$0.22	$0.13
Weighted average shares outstanding	107,484,944	107,047,253
Diluted weighted average shares outstanding	107,760,080	107,302,176

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Selected balance sheet data

(in U.S. $000's)	March 31,	December 31,
	2015	2014
Current assets	$479,085	$394,573
Current liabilities	375,691	254,221
Working capital	$103,394	$140,352
Total assets	$1,163,344	$1,112,890
Non-current borrowings	104,069	110,846
Total parent company shareholders' equity	645,945	708,085

Selected operating data

(Unaudited)

Three months ended March 31,	2015	2014
Revenues as percentage of gross auction proceeds	12.10%	11.53%
Number of consignments at industrial auctions	8,900	8,900
Number of bidder registrations at industrial auctions	106,500	90,000
Number of buyers at industrial auctions	25,200	21,900
Number of lots at industrial auctions	72,500	62,500
Number of permanent auction sites	39	39
Number of regional auction sites	5	5
Total auction sites	44	44
Number of industrial auctions	40	35
Number of revenue producers	353	337
Number of territory managers	308	287

Average industrial auction data

Three months ended March 31,	2015	2014
Gross auction proceeds	$22.2 million	$22.7 million
Bidder registrations	2,668	2,575
Consignors	224	255
Lots	1,803	1,784

For further information, please contact:

Jamie Kokoska

Director, Investor Relations

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com

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